EXHIBIT 3.4
CERTIFICATE OF DESIGNATION
of
5% CUMULATIVE CONVERTIBLE PREFERRED SHARES
of
ECOLOGY COATINGS, INC.
          ECOLOGY COATINGS, INC. is a Nevada corporation created and existing under the laws of the state of Nevada (the “Company”), and
     DOES HEREBY CERTIFY:
Section 1. Designation; Number.
     This series of Convertible Preferred Stock is designated as the “Convertible Preferred Shares” (“Convertible Preferred Shares”). The number of shares constituting the Convertible Preferred Stock is 5,000 shares, par value $0.001 per share.
Section 2. Conversion.
(a)	The Convertible Preferred Shares can be converted at the Purchaser’s option at any time into shares of the Company’s common stock at a conversion price of $0.50 per share (the “Conversion Price”). The number of common shares will be determined by dividing the stated value of the Convertible Preferred Shares to be converted by the Conversion Price.

(b)	If requested by the Company, each holder of record of a share of Convertible Preferred Stock must convert any whole number or all of such holder’s shares of Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock at the Conversion Price if, on or after August 25, 2009, the Company’s common stock price exceeds $3.00 per share for a continuous 30-day period

(c)	Any such conversion may be effected by the holder of Convertible Preferred Shares by surrendering such holder’s certificate or certificates for the shares of Convertible Preferred Shares to be converted, duly endorsed, at the office of the Corporation or the office of any transfer agent for the Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified number of such shares of Convertible Preferred Stock. Promptly thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be made at the close of business on the date of such surrender and the person entitled to receive the shares of Common Stock issuable on such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.
Section 3. Voting Rights.
     Each holder thereof shall be entitled to vote, together with the holders of the shares of Common Stock (and any other class or series that may similarly be entitled to vote with the shares of Common Stock) as a single class, upon all matters upon which holders of Common Stock are entitled to vote, with each share of Convertible Preferred Stock entitled to one vote on such matters. The Company cannot alter or adversely change the rights of the Convertible Preferred Shares, authorize or create any class of senior or parity preferred stock, amend its articles of incorporation or other charter documents in such a way that it would adversely affect the rights of the Convertible Preferred Shares or increase the number of authorized share of convertible preferred stock without the approval of holders of a majority of the Convertible Preferred Shares.
Section 4. Dividends.
     The holders of shares of Series A Convertible Preferred Stock shall receive cumulative dividends of 5% payable semi-annually on June 1 and December 1 commencing December 1, 2008.
Section 5. Redemption.
     In the event of any liquidation, dissolution, winding up or insolvency of the Corporation, whether voluntary or involuntary, before any distribution or payment is made to any holders of shares of Common Shares or any other class or series of capital stock of the Company designated to be junior to the Convertible Preferred Stock, and subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Convertible Preferred Stock with respect to liquidation preferences, the holders of Convertible Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of capital stock of all classes whether such assets are capital, surplus or earnings together with the amount of any accrued or capitalized dividends in respect thereof (the “Liquidation Preference”). After payment in full to the holders of Convertible Preferred Stock of the Liquidation Preference, holders of the Convertible Preferred Stock shall, as such, have no right or claim to any of the remaining Available Assets.
Section 6. Optional Redemption.
On or after August 25, 2013 the Company may redeem the convertible preferred stock, in whole or in part, at its option for the stated value at the time of such redemption, together with accrued but unpaid dividends and other payments that may be due on such shares. On or after August 25, 2015 the Purchaser may redeem the convertible preferred stock, in whole or in part, at its option for the stated value at the time of such redemption, together with accrued but unpaid dividends and other payments that may be due on such shares.
Section 7. Additional Definitions. For purposes of these resolutions, the following terms shall have the following meanings:
     “Common Stock” refers to the common stock of the Corporation, par value $0.001 per share.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by a duly authorized officer of the Corporation as of this 29th day of August, 2008.

ECOLOGY COATINGS, INC.
By:	/s/ Richard D. Stromback
	Name:	Richard D. Stromback
	Title:	Chairman & CEO